# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ImmunoPrecise Antibodies Ltd., CIK 0001715925
CUSIP: 45257F200
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 3204 - 4464 Markham Street, Victoria, Canada (Federal Level) (Z4), V8Z 7X8
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000912282-24-000022
Filed by CIK 0001930122

## Reporting persons
- Charmquark TWEE: type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); member of a group; sole voting power 0; shared voting power 1,828,365; sole dispositive power 0; shared dispositive power 1,828,365; aggregate amount beneficially owned 1,828,365 (5.8% of the class)
- Charmquark EEN: type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); member of a group; sole voting power 0; shared voting power 1,828,365; sole dispositive power 0; shared dispositive power 1,828,365; aggregate amount beneficially owned 1,828,365 (5.8% of the class)

## Item 1. Issuer
Name of issuer: ImmunoPrecise Antibodies Ltd.
Address of issuer's principal executive offices: 3204 - 4464 Markham Street, Victoria, Canada (Federal Level), V8Z 7X8

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,656,730
Percent of class: 11.6
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,656,730
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,656,730

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 10.1 Joint Filing Agreement

## Signatures
- Charmquark TWEE: /s/ Dirk Van Hyfte, Charmquark TWEE (01/20/2025)
- Charmquark EEN: /s/ Ingrid Brands, Charmquark EEN (01/20/2025)